Exhibit 99.1

Siyata Mobile’s SD7 Device Designated as “Verizon Frontline Verified”

Approved for Use on Verizon Frontline Network for First Responders

Vancouver, BC – July 16, 2025 — Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of mission-critical Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that its flagship device, the Siyata SD7, has earned the “Verizon Frontline Verified” designation, joining an elite group of solutions vetted and approved for use by first responders operating on the Verizon Frontline network.

Read Verizon’s official announcement here:

https://www.verizon.com/about/news/verizon-frontline-welcomes-radiav-and-siyata

“We are pleased to be recognized as a ‘Verizon Frontline Verified’ partner,” said Marc Seelenfreund, CEO of Siyata. “Verizon continues to demonstrate its commitment to delivering mission critical enabled solutions purpose-built for first responders, and the SD7 was engineered with that same mission in mind. It is designed for those who depend on clear, secure and reliable communication in critical moments. Earning this status reaffirms that our device delivers on our commitment to public safety and ensures the SD7 will now contribute to Verizon Frontline’s mission of equipping first responders nationwide with trusted, next-generation technology.”

The SD7 is a ruggedized, mission-ready PoC handset that delivers reliable, simple and secure voice communication purpose-built to replace legacy land mobile radio (LMR) systems in demanding environments. This recognition by Verizon Frontline underscores Siyata’s commitment to supporting public safety professionals with dependable, innovative communication solutions that operate seamlessly on Verizon’s network for emergency response.

About Siyata Mobile Inc.

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire, and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In- Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA”, and its common warrants trade on the Nasdaq under the symbol “SYTAW”.

Visit www.siyata.net to learn more.

Investor Relations:

Brett Maas Hayden IR

SYTA@Haydenircom

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales, Siyata Mobile Inc.

glenn@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance, or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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